UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              Retail Ventures, Inc.
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                   76128Y 10 2
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                                 (CUSIP Number)

                                 March 17, 2005
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             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            |_|   Rule 13d-1(b)
            |X|   Rule 13d-1(c)
            |_|   Rule 13d-1(d)


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SCHEDULE 13G                                                   Page 2 of 6 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Barbara Green

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  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                           (a)   |X|
                                           (b)   |_|

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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

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NUMBER OF      5   SOLE VOTING POWER                      0
SHARES
BENEFICIALLY
OWNED BY       -----------------------------------------------------------------
EACH
REPORTING      6   SHARED VOTING POWER        2,430,000 (1)
PERSON
WITH:
               -----------------------------------------------------------------

               7   SOLE DISPOSITIVE POWER                 0

               -----------------------------------------------------------------

               8   SHARED DISPOSITIVE POWER   2,430,000 (1)

--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,430,000 (1)


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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
       Instructions)                                               |_|

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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       6.7% (1)

--------------------------------------------------------------------------------

  12   TYPE OF REPORTING PERSON
       IN

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(1) As of March 17, 2005 (0 as of the date of filing).


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SCHEDULE 13G                                                   Page 3 of 6 Pages

ITEM 1(a).  NAME OF ISSUER:

      Retail Ventures, Inc.

--------------------------------------------------------------------------------

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      3241 Westerville Road
      Columbus, OH 43224

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ITEM 2(A).  NAME OF PERSON FILING:

      Barbara Green

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ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

      c/o Michael Sirkin
      Proskauer Rose LLP
      1585 Broadway
      New York, New York 10036

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ITEM 2(C).  CITIZENSHIP:

      United States of America

--------------------------------------------------------------------------------

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

      Common Stock, no par value per share

--------------------------------------------------------------------------------

ITEM 2(E).  CUSIP NUMBER:

      76128Y 10 2

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SCHEDULE 13G                                                   Page 4 of 6 Pages


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13D-1(B) OR SECTION 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A

 (a) [ ]  Broker or dealer registered under Section 15 of the Act.

 (b) [ ]  Bank as defined in Section 3(a)(6) of the Act.

 (c) [ ]  Insurance company as defined in Section 3(a)(19) of the Act.

 (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

 (e) [ ]  An investment adviser in accordance with Section
          240.13(d)-1(b)(1)(ii)(E).

 (f) [ ]  An employee benefit plan or endowment fund in accordance with
          Section 240.13d-1(b)(1)(ii)(F).

 (g) [ ]  A parent holding company or control person in accordance with
          Section 240.13d-1(b)(1)(ii)(G).

 (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

 (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

 (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

 (a) Amount beneficially owned: 2,430,000 as of March 17, 2005 (0 as of the date of filing)

 (b) Percent of class: 6.7% as of March 17, 2005 (0 as of the date of filing)

 (c) Number of shares as to which the person has:

     (i)  Sole power to vote or to direct the vote: 0

     (ii) Shared power to vote or to direct the vote: 2,430,000 as of March 17, 2005 (0 as of the date of filing)

    (iii) Sole power to dispose or to direct the disposition of:  0

     (iv) Shared power to dispose or to direct the disposition of: 2,430,000 as of March 17, 2005 (0 as of the date of filing)

SCHEDULE 13G                                                   Page 5 of 6 Pages


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Xtra Capital Corp. and John Rossler each have the right to receive a portion of the proceeds from the sale of the securities referred to above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     The filing person has filed this Schedule 13G on behalf of Xtra Capital Corp., which is wholly-owned by the filing person.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

      See Exhibit 1 filed with this Schedule 13G.

ITEM 10.  CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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SCHEDULE 13G                                                   Page 6 of 6 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 8, 2005

                                          By: /s/Barbara Green
                                              --------------------------
                                                 Barbara Green


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                                  SCHEDULE 13G

CUSIP NO. 76128y 10 2
                                                                       EXHIBIT 1

                         NOTICE OF DISSOLUTION OF GROUP

The group referenced in the foregoing Schedule 13G was dissolved on April 8, 2005. All further filings with respect to transactions in the common stock of Retail Ventures, Inc. will be filed, if required, by members of the group in their individual capacities.